UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No.

Under the Securities Exchange Act of 1934

OWENS-ILLINOIS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

690768403

(CUSIP Number)

with a copy to:
Alexander J. Roepers	Scott H. Moss
Atlantic Investment Management, Inc.	Lowenstein Sandler LLP
666 Fifth Avenue	1251 Avenue of the Americas
New York, New York 10103	New York, New York 10020
(212) 484-5050	(646) 414-6874

(Name, Address and Telephone Number

of Person Authorized to Receive

Notices and Communications)

October 30, 2019

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690768403

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Atlantic Investment Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,274,380
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,031,235*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by each Reporting Person 8,031,235*
12	Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13	Percent of Class Represented by Amount in Row (11) 5.2%*
14	Type of Reporting Person (See Instructions) IA

* Includes: (i) 424,677 Shares (0.27%) of the Issuer’s Common Stock, par value $0.01 per share (“Shares”), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company; (ii) 3,325,685 Shares (2.14%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company; (iii) 1,769,018 Shares (1.14%) beneficially owned by Cambrian Global Master Fund, Ltd., a British Virgin Islands company; and (iv) 2,511,855 Shares (1.61%) held in one or more other accounts (“Other Accounts”). Atlantic Investment Management, Inc., serving as the investment advisor of the foregoing parties and the Other Accounts, has sole voting power over 6,274,380 Shares and sole dispositive power over all Shares beneficially owned by such parties or held in the Other Accounts. See Items 2 and 5 for additional details.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Owens-Illinois Inc. (the “Issuer”). The Issuer has principal executive offices located at One Michael Owens Way, Perrysburg, Ohio 43551-2999.

Item 2.	Identity and Background.

(a) This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the “Reporting Person”), with respect to 6,274,380 Shares over which the Reporting Person has sole voting power and 8,031,235 Shares over which the Reporting Person has sole dispositive power by reason of serving as the investment advisor to: (i) AJR International Master Fund, Ltd., a British Virgin Islands company (“AJR”); (ii) Cambrian Master Fund, Ltd., a British Virgin Islands company (“Cambrian Fund”); (iii) Cambrian Global Master Fund, Ltd., a British Virgin Islands company (“Cambrian Global Fund”); and (vi) one or more other accounts (“Other Accounts”).

(b) The business address of the Reporting Person and Mr. Alexander Roepers, the president, sole director and sole shareholder of the Reporting Person, is 666 Fifth Avenue, New York, New York 10103.

(c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

(d) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Roepers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts were purchased with the investment capital of such entities and accounts. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $ 130,540,086.

Item 4.	Purpose of Transaction.

The Reporting Person acquired, on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts and continues to hold, the Shares reported in this Schedule 13D for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person’s clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

The Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

The Reporting Person and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters related to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 4 is hereby supplemented with the attached letter which the Reporting Person sent to Andres Lopez, Chief Executive Officer of the Issuer. The document is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)       Based upon the information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2019, there were issued and outstanding 155,630,507 Shares as of September 30, 2019.

(b)       The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. Accordingly, the Reporting Person is deemed the beneficial owner of 8,031,235 Shares, or 5.2% of the outstanding Shares.

(c)       The Reporting Person, on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts sold a listed call option agreement, giving the option purchasers the right to purchase up to 100,000 shares of Common Stock from the Reporting Person at an exercise price of $10.00 per share. The option agreement expires on November 15, 2019 and is currently exercisable. Additionally, the following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts in Shares during the past sixty (60) days:

Date	Quantity	Price	Type of Transaction
9/4/2019	50,000	9.7727	Open Market Purchase
9/5/2019	(20,000)	10.3329	Open Market Sale
9/5/2019	(40,000)	10.3079	Open Market Sale
9/5/2019	(100,000)	10.2279	Open Market Sale
9/10/2019	84,300	10.9222	Open Market Purchase
9/10/2019	55,700	10.9545	Open Market Purchase
9/11/2019	75,000	10.9421	Open Market Purchase
9/11/2019	25,000	10.9003	Open Market Purchase
9/12/2019	50,000	10.5281	Open Market Purchase
9/18/2019	40,000	10.3050	Open Market Purchase
9/19/2019	15,000	10.0650	Open Market Purchase
9/19/2019	25,000	9.9657	Open Market Purchase
9/24/2019	30,000	9.8078	Open Market Purchase
9/30/2019	200,000	10.2013	Open Market Purchase
10/1/2019	100,000	9.7704	Open Market Purchase
10/1/2019	1,900	9.7100	Open Market Purchase
10/2/2019	82,260	9.3633	Open Market Purchase
10/4/2019	40,000	9.1658	Open Market Purchase
10/4/2019	40,000	9.2496	Open Market Purchase
10/8/2019	50,000	8.9520	Open Market Purchase
10/8/2019	150,000	9.0468	Open Market Purchase
10/30/2019	132,300	8.5178	Open Market Purchase
10/30/2019	337,700	8.5742	Open Market Purchase
10/30/2019	30,000	8.4742	Open Market Purchase
10/31/2019	100,000	8.3929	Open Market Purchase

Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers’ immediate family members) has traded Shares during the past sixty (60) days on or prior to the Event Date, and from the Event Date to the Filing Date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 5 relating to the call option is incorporated into this Item 6 by reference. Except as otherwise set forth herein there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the Common Stock.

Item 7.	Material to be filed as exhibits.

Exhibit 1: October 31, 2019 letter to Issuer.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

October 31, 2019

ATLANTIC INVESTMENT MANAGEMENT, INC.

By: /s/ Alexander J. Roepers

Alexander J. Roepers, President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).